UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                  SRKP 5, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                               Debbie Schwartzberg
                                 785 5th Avenue
                               New York, NY 10021
                                 (212) 355-2020
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2007
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
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1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Debbie Schwartzberg
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) |_|
      (b) |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions) (See item 3)

      PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

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6.    Citizenship or Place of Organization

      U.S.A.
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                        7. Sole Voting Power

Number of               2,079,000
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by
Each
Reporting         --------------------------------------------------------------
Person With       9.    Sole Dispositive Power

                        2,079,000
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power


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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,079,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

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13.   Percent of Class Represented by Amount in Row (11)

      42.5%
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14.   Type of Reporting Person (See Instructions)

      IN
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Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of SRKP 5, Inc., whose principal executive offices are located at 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Debbie Schwartzberg (the "Reporting Person").

      (b) The residence address of the Reporting Person is 785 5th Avenue, New York, NY 10021.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is - none.

      (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      On August 3, 2007, the Reporting Person purchased a warrant to purchase 1,039,500 shares of Common Stock at an exercise price of $0.01 per share (the "Warrant") for an aggregate purchase price equal to $4,812.89. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on August 3, 2013.

Item 4. Purpose of Transaction.

      The Reporting Person purchased the Warrant for investment purposes.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 2,079,000 shares of Common Stock, representing 42.5% of the outstanding shares of Common Stock (based upon 3,857,150 shares of Common Stock issued and outstanding as of the date hereof).

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 2,079,000 shares of Common Stock beneficially owned by the Reporting Person.

      (c) The Warrant to purchase 1,039,500 shares of Common Stock reported herein was acquired by the Reporting Person effective August 3, 2007.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,079,000 shares of Common Stock beneficially owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        August 7, 2007


                                        /s/ Debbie Schwartzberg
                                        --------------------------------------
                                        Debbie Schwartzberg